CPG COOPER SQUARE INTERNATIONAL EQUITY, LLC

SUPPLEMENT TO THE PROSPECTUS

AND STATEMENT OF ADDITIONAL INFORMATION

APRIL 2024

Class A Units

Class I Units

The information set forth below supplements and supersedes any contrary information contained in the Prospectus and Statement of Additional Information ("SAI"), each dated January 29, 2024, of CPG Cooper Square International Equity, LLC (the "Fund"). Prospective Investors are urged to read carefully the Fund's Prospectus and Limited Liability Company Agreement, as amended and restated from time to time. The Prospectus and SAI, and supplements thereto, are published on the Fund's website (http://www.coopersquarefund.com). The SAI also is available upon request and without charge by writing the Fund at its principal office, or by calling (collect) (212) 317-9200.

Capitalized terms not otherwise defined herein shall have the same meaning as provided in the Prospectus. If the prospective Investor wishes to invest in the Fund, the Investor must complete, execute and return the Fund's Investor Certificate.

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The following supersedes in its entirety the table set forth in the SAI under the section captioned "Information About Each Board Member's Experience, Qualifications, Attributes or Skills" in the section titled "Directors and Officers":

Name, Age, Address and Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex* Overseen by Director	Other Directorships/ Trusteeships Held by Director Outside Fund Complex
INDEPENDENT DIRECTORS
Joan Shapiro Green (79) c/o Macquarie Asset Management 125 West 55th Street New York, New York 10019 Chair and Director	Term— Indefinite Length—Since Inception	Board Director (2014-present); Executive Director of National Council of Jewish Women New York (2007-2014); Executive Director of New York Society of Securities Analysts (2004-2006)	11	None

Name, Age, Address and Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex* Overseen by Director	Other Directorships/ Trusteeships Held by Director Outside Fund Complex
Kristen M. Leopold (56) c/o Macquarie Asset Management 125 West 55th Street New York, New York 10019 Director	Term—Indefinite Length—Since Inception	Independent Consultant to Hedge Funds (2007-present); Chief Financial Officer of Weston Capital Management, LLC (investment managers) (1997-2006)	11	Blackstone Alternative Investment Funds (1 portfolio) (March 2013-present); Blackstone Alternative Alpha Fund; Blackstone Alternative Alpha Fund II; Blackstone Alternative Alpha Master Fund; Blackstone Alternative Multi-Manager Fund (2012-August 2021); Constitution Capital Access Fund, LLC (October 2022-present)
Janet L. Schinderman (72) c/o Macquarie Asset Management 125 West 55th Street New York, New York 10019 Director	Term—Indefinite Length—Since Inception	Self-Employed Educational Consultant (since 2006); Associate Dean for Special Projects and Secretary to the Board of Overseers, Columbia Business School of Columbia University (1990-2006)	11	Advantage Advisers Xanthus Fund, L.L.C.
Sharon J. Weinberg (64) c/o Macquarie Asset Management 125 West 55th Street New York, New York 10019 Director	Term— Indefinite Length—Since Inception	Owner, the Chatham Bookstore (March 2021–present); Co-Founder, Blue Leaf Ventures (investing/consulting) (2018-present); Managing Director, New York Ventures, Empire State Development (2016-2018); Managing Director, JPMorgan Asset Management (2000-2015); Vice President, JPMorgan Investment Management (1996-2000); Associate, Willkie Farr & Gallagher LLP (1984-1996)	11	None
INTERESTED DIRECTOR
Ruth Goodstein (63) Macquarie Asset Management 125 West 55th Street New York, New York 10019 Director and Vice President	Term— Indefinite Length— Since April 1, 2024	Chief Operating Officer, Wealth Solutions, Macquarie Asset Management (since 2022); Chief Operating Officer of Central Park Group, LLC (2006-2022)	11	None
OFFICER(S) WHO ARE NOT DIRECTORS
Michael Mascis (56) Macquarie Asset Management 125 West 55th Street New York, New York 10019 Principal Executive Officer	Term— Indefinite Length—Since April 1, 2024	Co-Head, Wealth Solutions, Macquarie Asset Management (since 2024); Chief Administrative Officer, Wealth Solutions, Macquarie Asset Management (2022-2024); Chief Financial Officer of Central Park Group, LLC (2006-2022)	N/A	N/A
Jeff T. Pond (39) Macquarie Asset Management 125 West 55th Street New York, New York 10019 Principal Accounting Officer	Term— Indefinite Length—Since April 1, 2024	Vice President, Wealth Solutions, Macquarie Asset Management (since 2022); Vice President, Central Park Group, LLC (2019-2022); Controller, Central Park Group, LLC (2014-2022)	N/A	N/A

Name, Age, Address and Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex* Overseen by Director	Other Directorships/ Trusteeships Held by Director Outside Fund Complex
Seth L. Pearlstein (57) Macquarie Asset Management 125 West 55th Street New York, New York 10019 Chief Compliance Officer	Term— Indefinite Length—Since Inception	Associate Director, Wealth Solutions, Macquarie Asset Management (since 2022); Chief Compliance Officer of Central Park Advisers, LLC (since 2015); General Counsel and Chief Compliance Officer of W.P. Stewart & Co., Ltd. (2008-2014); previously, Associate General Counsel (2002-2007)	N/A	N/A
Michael E. Dresnin (51) Macquarie Asset Management 125 West 55th Street New York, New York 10019 Vice President and Secretary	Term—Indefinite Length—Since 2023	Associate General Counsel of Macquarie Asset Management (since 2005)	N/A	N/A
David F. Connor (60) Macquarie Asset Management 125 West 55th Street New York, New York 10019 Vice President	Term— Indefinite Length—Since 2022	General Counsel of Macquarie Asset Management, Public Markets, Americas (since 2015)	N/A	N/A
Graeme Conway (49) Macquarie Asset Management 125 West 55th Street New York, New York 10019 Vice President	Term— Indefinite Length—Since 2022	Chief Commercial Officer and Head of Strategic Solutions of Macquarie Asset Management (since 2012)	N/A	N/A
May Hackman (39) Macquarie Asset Management 125 West 55th Street New York, NY 10019 Vice President	Term— Indefinite Length—Since April 1, 2024	Associate Director, Macquarie Asset Management (since 2013)	N/A	N/A
Alex Lee (50) Macquarie Asset Management 125 West 55th Street New York, NY 10019 Vice President	Term— Indefinite Length—Since April 1, 2024	Co-Head, Wealth Solutions, Macquarie Asset Management (since 2024); Head of Research, Wealth Solutions, Macquarie Asset Management (2022-2024); Director of Research of Central Park Group, LLC (2010-2022)	N/A	N/A
Richard Salus (60) Macquarie Asset Management 125 West 55th Street New York, New York 10019 Vice President	Term— Indefinite Length—Since 2022	Global Head of Fund Services of Macquarie Asset Management (since 2016)	N/A	N/A

* The Fund Complex consists of the Fund, CPG Carlyle Commitments Fund, LLC, CPG Carlyle Commitments Master Fund, LLC, CPG Focused Access Fund, LLC, CPG Vintage Access Fund, LLC, CPG Vintage Access Fund II, LLC, CPG Vintage Access Fund III, LLC, CPG Vintage Access Fund IV, LLC, CPG Vintage Access Fund V, LLC, CPG Vintage Access Fund VI, LLC and CPG Vintage Access Fund VII, LLC.

The Directors' biographical information in the same section is revised to remove information about Mitchell A. Tanzman and to include the following information about Ruth Goodstein:

•	Ruth Goodstein – In addition to serving as a Board member of each registered fund advised by the Adviser, Ms. Goodstein is Chief Operating Officer of MAM Wealth Solutions and Vice President of the Fund. Ms. Goodstein joined MAM as part of Macquarie's 2022 acquisition of Central Park Group, LLC ("Central Park Group"), where she was chief operating officer. Ms. Goodstein has more than 25 years of experience in the financial services industry. Prior to joining Central Park Group in 2006, Ms. Goodstein served as chief operating officer of Robeco-Sage Capital, an institutional hedge fund-of-funds firm. Before that, she was a senior vice president in the UBS Financial Services Alternative Investment Group, where she was responsible for overseeing product development, product management, and marketing. Prior to UBS, Ms. Goodstein was associate general counsel at J.P. Morgan Investment Management. Previously, she worked in global compliance at Bankers Trust Company and as an attorney at Oppenheimer & Co. Ms. Goodstein began her career at the law firm of Goodkind, Wechsler, Labaton & Rudoff. Ms. Goodstein graduated from Cornell University and earned her juris doctor degree from Brooklyn Law School. Ms. Goodstein has served on several NASD District 10 Committees and has been a regular speaker at industry conferences.

The following table in the same section is revised to remove information about Mitchell A. Tanzman and to include the following information about Ruth Goodstein:

Name of Director	Dollar Range of Equity Securities of the Fund	Aggregate Dollar Range of Equity Securities of All Registered Investment Companies Overseen by the Director in the Fund Complex
Ruth Goodstein	$10,001-$50,000	Over $100,000

The second sentence of the third paragraph under the section captioned "Other Expenses of the Fund" in the section titled "Fees and Expenses" in the Prospectus and the following sentence under the section captioned "The Adviser and the Investment Advisory Agreement" in the section titled "Investment Advisory Services" in the SAI are revised to the following:

Macquarie has agreed not to allocate a portion of expenses associated with personnel of the Adviser or its affiliates providing legal services and producing regulatory materials for the Fund until the allocation is approved by the Board.

The following disclosure is added as the second paragraph to Appendix C in the Prospectus titled "Restrictions on Sales in Select Non-U.S. Jurisdictions":

Notice to Prospective Investors in Australia

The provision of this document to any person does not constitute an offer of Fund Units to that person or an invitation to that person to apply for Fund Units. Any such offer or invitation will only be extended to a person in Australia if that person is:

•	a sophisticated or professional investor for the purposes of section 708 of the Corporations Act of Australia; and

•	a wholesale client for the purposes of section 761G of the Corporations Act of Australia; and

•	a person whose ordinary business is to buy or sell shares, debentures or interests in managed investment schemes, whether as principal or agent.

This document is not intended to be distributed or passed on, directly or indirectly, to any other class of persons in Australia.

This document is not a disclosure document under Chapter 6D of the Corporations Act or a product disclosure statement under Part 7.9 of the Corporations Act. It is not required to, and does not, contain all the information which would be required in a disclosure document or a product disclosure document. It has not been lodged with the Australian Securities and Investments Commission.

Any person to whom a Unit is issued or sold must not, within 12 months after the issue, offer, transfer or assign that Unit to investors in Australia except in circumstances where disclosure to investors is not required under the Corporations Act.

No person referred to in this document holds an Australian financial services license.

The information in this document has been prepared without taking into account any investor’s investment objectives, financial situation or particular needs. Before acting on the information the investor should consider its appropriateness having regard to their investment objectives, financial situation and needs.

This document has not been prepared specifically for Australian investors. It:

•	may contain references to dollar amounts which are not Australian dollars;

•	may contain financial information which is not prepared in accordance with Australian law or practices;

•	may not address risks associated with investment in foreign currency denominated investments; and

•	does not address Australian tax issues.

This document is issued by the Fund. Neither the Fund or its adviser, Central Park Advisers, LLC, is licensed in Australia to provide financial product advice in relation to the Fund Units. An investor in the interests will not have cooling off rights.

The following supersedes in its entirety the paragraph in Appendix C in the Prospectus under the section captioned "Notice to Prospective Investors in Mexico":

The offering made pursuant to this Prospectus does not constitute a public offering of securities under Mexican law and therefore is not subject to obtaining the prior authorization of the Mexican National Banking and Securities Commission or the registration of Units in the Fund with the Mexican National Registry of Securities.

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Other than Macquarie Bank Limited ABN 46 008 583 542 ("Macquarie Bank"), any Macquarie Group entity noted in this document is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this document relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.